UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(x)	Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2010

OR

( )	Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from             to

Commission File Number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANHEUSER-BUSCH DEFERRED INCOME STOCK

PURCHASE AND SAVINGS PLAN

One Busch Place

St. Louis, Missouri 63118

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANHEUSER-BUSCH INBEV SA/NV

Brouwerijplein 1, 3000 Leuven

Belgium

REQUIRED INFORMATION

A.	Financial Statements and Exhibits
--------------------------------------------

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

B.	Exhibits

23	Consent of Independent Registered Public Accounting Firm

Anheuser-Busch Deferred

Income Stock

Purchase and Savings Plan

Financial Statements

March 31, 2010 and 2009

Anheuser-Busch Deferred Income Stock

Purchase and Savings Plan

Index

March 31, 2010 and 2009

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

of the Anheuser-Busch Deferred Income

Stock Purchase and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (the “Plan”) at March 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule was been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri

September 23, 2010

Anheuser-Busch Deferred Income Stock

Purchase and Savings Plan

Statement of Net Assets Available for Benefits

March 31, 2010 and 2009

	2010	2009
Assets
Contributions receivable
Participants	$726,255	$2,075,776
Employer	382,610	1,185,259

	1,108,865	3,261,035
Interest in Master Trust	3,085,017,382	1,693,906,265

Total assets	3,086,126,247	1,697,167,300

Net assets available for benefits	$3,086,126,247	$1,697,167,300

The accompanying notes are an integral part of these financial statements.

Anheuser-Busch Deferred Income Stock

Purchase and Savings Plan

Statements of Changes in Net Assets Available for Benefits

March 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to
Contributions
Participants	$48,689,820	$66,643,910
Employer	27,932,373	37,519,009
Rollovers	1,061,950	1,285,826

Total contributions	77,684,143	105,448,745
Plan interest in Master Trust investment income	354,071,732	300,065,768

Total additions	431,755,875	405,514,513

Deductions from net assets attributed to
Distributions to participants	407,334,719	633,674,381
Administrative expenses	148,657	24,650

Net increase (decrease)	24,272,499	(228,184,518)
Net transfers in (Note 8)	1,364,686,448	1,893,028

Net assets available for benefits
Beginning of year	1,697,167,300	1,923,458,790

End of year	$3,086,126,247	$1,697,167,300

The accompanying notes are an integral part of these financial statements.

Anheuser-Busch Deferred Income Stock

Purchase and Savings Plan

Notes to Financial Statements

March 31, 2010 and 2009

1.	Plan Description

The following description of the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Anheuser-Busch Companies, Inc. (the “Company”) and certain subsidiaries of the Company (see Eligibility below). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective as of the close of business on March 31, 2010, the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (For Employees Covered by a Collective Bargaining Agreement) (the “Union Plan”) and the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries) (the “Hourly Plan”) were merged into the Plan (Note 8).

Plan Administration

The Plan’s named fiduciaries are the Company, as Plan Sponsor and Plan Administrator, and Mellon Bank, N.A. as the Trustee. As Plan Sponsor, the Company has the right to amend the Plan and designate the Plan’s named fiduciaries. The Plan is administered through the Company’s Human Resources Service Center and the Company’s Retirement Plans Department, all located in St. Louis, Missouri. The Trustee has the authority to hold the assets of the trust in accordance with the provisions of the Plan and the separate trust agreement.

Eligibility

Each employee (other than employees covered by a collective bargaining agreement and other than hourly employees of Busch Entertainment Corporation, Busch Properties of Florida, Inc., Sea World of California, Inc., Sea World of Florida, Inc. and Sea World of Texas, Inc.) of the Company is eligible to participate in the Plan after completing one year of service, during which the employee worked 1,000 hours. Participation by eligible employees is voluntary.

Contributions

A participant may contribute from 1% to 50% of base pay through payroll deductions for before-tax contributions and/or after-tax contributions, subject to limitations as set forth in the Plan document and by the Internal Revenue Code. Certain highly compensated employees are limited to a 10% before-tax contribution rate, a 10% after-tax contribution rate, and a 14% total contribution rate.

The Company contributes a discretionary matching cash amount on a paycheck-by-paycheck basis, up to the first 6% of pay contributed to the Plan. The Company’s matching contribution rate is determined annually. For 2010 and 2009, the Company’s matching contribution rate was 91.68%.

Participants who are at least age 50 may also make before-tax catch-up contributions to the Plan on an unmatched basis, subject to Internal Revenue Service limits.

Anheuser-Busch Deferred Income Stock

Purchase and Savings Plan

Notes to Financial Statements

March 31, 2010 and 2009

Participant contributions received by the Plan are invested in one or more investment funds as directed by the participant. Earnings are reinvested in the fund to which they relate. Prior to November 18, 2008, all Company contributions were initially invested in the Company Stock Fund and had to remain so invested until the participant completed three years of service or reached age 50, whichever occurred first. Due to the merger of Anheuser-Busch Companies, Inc. and InBev on November 18, 2008, the Company Stock Fund and initial investment requirement were both eliminated. Effective November 18, 2008, participants were permitted to direct all Company contributions into any fund established under the Plan.

Forfeitures

Forfeitures result from a participant’s retirement or termination before the participant is 100% vested in Company matching contributions. Forfeited nonvested amounts are used to reduce future Company contributions. At March 31, 2010 and 2009, unused forfeitures were $211,891 and $210,315, respectively. Forfeited nonvested amounts may be used to reduce Company contributions during the Plan years ended March 31, 2010 and 2009.

Vesting

Participants are immediately vested in their voluntary contributions and rollover contributions, plus related earnings. Company matching contributions vest after two years of service. Company matching contributions also vest upon termination of employment by reason of death, permanent disability, entry into military service, layoff exceeding 12 months, upon termination of employment for any reason, including retirement, after reaching age 60, or in the event of a “change in control” of the Company as defined by the Plan. Due to the merger of the Company and InBev on November 18, 2008, a “change in control” as defined by the Plan occurred. As a result, the nonvested position of participant accounts as of the “change in control” date attributed to Company matching contributions became fully vested (including contributions made to those participant accounts after the “change in control” date).

Payment of Benefits

The Plan permits in-service withdrawals as defined in the Plan document, subject to certain restrictions. Distributions for terminations are made in lump sums and are comprised of participants’ contributions, the vested Company contribution portion of their account and allocated earnings.

Transfers

Transfers represent the movement of funds between the Plan, the Union Plan, and the Hourly Plan, and the market values of the assets merged into the Plan from the Union Plan and the Hourly Plan as of March 31, 2010 (Note 8).

Participant Loans

A participant may borrow from before-tax and/or after-tax vested account balances, subject to certain conditions. The minimum loan amount is $1,000; the maximum amount is the lesser of $50,000 less the highest outstanding loan balance under the Plan during the one-year period ending on the day before the loan is made, or 50% of the vested account balance. The interest rate for the life of the loan is set quarterly at prime plus one percentage point as of the end of the preceding quarter. The term of a loan for the purchase of a principal residence may be up to 10 years; the term of a loan for any other reason may not exceed 5 years.

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to the provisions of ERISA, suspend or terminate the Plan provided that such action does not adversely affect the rights of any participant under the Plan. Such

Anheuser-Busch Deferred Income Stock

Purchase and Savings Plan

Notes to Financial Statements

March 31, 2010 and 2009

termination would result in the immediate and full vesting of each participant’s account balance. The Trustee would then retain the assets until otherwise distributable under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting with the exception of benefit payments, which are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investments

The Anheuser-Busch Companies, Inc. Defined Contribution Master Trust (“Master Trust”) has been established for the investment of the Plan’s assets and the assets of certain other stock purchase and savings plans sponsored by the Company.

Investments in common collective trusts are valued at net asset value. Participant loans are valued at amortized cost, which approximates fair value.

In accordance with the policy of stating investments at fair value, the Plan presents, in the Statements of Changes in Net Assets Available for Benefits, the Plan interest in Master Trust investment income, which consists of earned income (net of asset management fees), realized gains or losses and the unrealized appreciation or depreciation on the underlying investments in the Master Trust.

Allocation of Assets

Units of participation in the Master Trust are allocated to participating plans based on the relationship of individual plan balances to the market value of the Master Trust. Earned income, realized and unrealized gains and losses, and administrative expenses are retained in the Master Trust and are allocated to participating plans by the Trustee, based on units of participation on the closing date, and are included within the Plan interest in Master Trust investment income line on the Statements of Changes in Net Assets Available for Benefits.

Risk and Uncertainties

The Master Trust’s investment fund options provide participants with a variety of investment alternatives with differing levels of risk and income potential. Investment securities are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Administrative Expenses and Asset Management Fees

Under the Master Trust agreement with the Trustee, the Company may pay all expenses incurred in the administration of the Master Trust, including Trustee fees, but is not obligated to do so. For the Plan years ended March 31, 2010 and 2009, all administrative expenses were paid by the Company (Note 10).

Anheuser-Busch Deferred Income Stock

Purchase and Savings Plan

Notes to Financial Statements

March 31, 2010 and 2009

Effective January 1, 2009, asset management fees and transaction fees for loans, hardship withdrawals and qualified domestic relation orders that were previously paid by the Company are charged directly to the Plan accounts of participants who requested the transactions.

3.	Interests in Anheuser-Busch Companies, Inc. Defined Contribution Master Trust

At March 31, 2010 and 2009, the Plan’s interest in the assets of the Master Trust was approximately 100% and 56%, respectively, of total Master Trust assets. Prior to the Plan Merger on March 31, 2010 (Note 8) the Plan’s interest in the Master Trust was 56%. The Plan’s interest in the Master Trust is comprised of the aggregate of the individual participant’s investments and earnings therein.

The following table presents the fair value of investments of the Master Trust:

	2010	2009
Investments at fair value
Common/collective trusts	$2,987,015,664	$2,935,368,408
Participant loans	98,001,718	96,700,877

	$3,085,017,382	$3,032,069,285

Investment income for the Master Trust is as follows:

	2010	2009
Net appreciation/(depreciation) in fair value of investments
Common stock	$—	$831,047,454
Common/collective trusts	559,199,334	(271,275,228)

	559,199,334	559,772,226

Interest	5,297,671	6,518,132
Dividends	—	41,270,936

Net investment income	$564,497,005	$607,561,294

The Master Trust follows accounting rules that provide a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process. Inputs to valuation can be readily observable, market corroborated, or unobservable. Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used. The framework also establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:

Anheuser-Busch Deferred Income Stock

Purchase and Savings Plan

Notes to Financial Statements

March 31, 2010 and 2009

Level 1: Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Master Trust’s assets measured at fair value on a recurring basis as of March 31, 2010 and 2009:

	March 31, 2010
	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Common/collective trusts	$—	$2,987,015,664	$—	$2,987,015,664
Participant loans	—	—	98,001,718	98,001,718

Total assets, at fair value	$—	$2,987,015,664	$98,001,718	$3,085,017,382

	March 31, 2009
	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Common/collective trusts	$—	$2,935,368,408	$—	$2,935,368,408
Participant loans	—	—	96,700,877	96,700,877

Total assets, at fair value	$—	$2,935,368,408	$96,700,877	$3,032,069,285

Anheuser-Busch Deferred Income Stock

Purchase and Savings Plan

Notes to Financial Statements

March 31, 2010 and 2009

Common/Collective Trusts

The fair values of participation units held in the common/collective trusts are based on NAV after adjustments to reflect all fund investments at fair value. The common/collective trust funds permit redemptions daily. The fair values of the Plan’s interest in the common/collective trusts are based on quoted market prices in active markets and securities and contracts are valued using observable inputs. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy.

The following tables summarize the changes in the fair value of financial assets classified within Level 3 in the fair value hierarchy for the years ended March 31, 2010 and 2009:

	March 31, 2010
	Beginning Balance at April 1, 2009	Realized Gains/(Losses) Included in Earnings	Unrealized Gains (Losses) Relating to Instruments Still Held at March 31, 2010	Purchases, Issuances, and Other Settlements, Net	Net Transfers Into (Out of) Level 3	Ending Balance at March 31, 2010
Assets
Participant loans	$96,700,877	$—	$—	$1,300,841	$—	$98,001,718

	March 31, 2009
	Beginning Balance at April 1, 2008	Realized Gains/(Losses) Included in Earnings	Unrealized Gains (Losses) Relating to Instruments Still Held at March 31, 2009	Purchases, Issuances, and Other Settlements, Net	Net Transfers Into (Out of) Level 3	Ending Balance at March 31, 2009
Assets
Participant loans	$99,088,137	$—	$—	$(2,387,260)	$—	$96,700,877

Anheuser-Busch Deferred Income Stock

Purchase and Savings Plan

Notes to Financial Statements

March 31, 2010 and 2009

4.	Nonparticipant—Directed Investments

There were no nonparticipant-directed investments at March 31, 2010 and 2009. Information about the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2010	2009
Changes in net assets
Contributions	$—	$52,970,511
Dividends	—	23,601,641
Net appreciation	—	431,912,737
Benefits paid to participants	—	(8,876,727)
Net transfers in	—	529,491
Transfers to participant-directed investments	—	(1,515,701,708)

	$—	$(1,015,564,055)

5.	Income Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated November 29, 2001, indicating that the Plan qualifies under the applicable provisions of Section 401 of the Internal Revenue Code (“IRC”), and is therefore exempt from federal income taxes. The Plan has since been amended, however, the Plan Administrator believes that the Plan has continued to be designed and operated in compliance with the applicable requirements of the IRC.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at March 31, 2010 and 2009, to the Plan’s Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$3,086,126,247	$1,697,167,300
Amounts allocated to withdrawing participants	(552,039)	(4,730,944)

Net assets available for benefits per the Form 5500	$3,085,574,208	$1,692,436,356

Anheuser-Busch Deferred Income Stock

Purchase and Savings Plan

Notes to Financial Statements

March 31, 2010 and 2009

The following is a reconciliation of distributions to participants per the financial statements for the year ended March 31, 2010, to the Plan’s Form 5500.

	2010	2009
Distributions to participants per the financial statements	$407,334,719	$633,674,381
Add: Amounts allocated to withdrawing participants at March 31, 2010	552,039	4,730,944
Deduct: Amounts allocated to withdrawing participants as of March 31, 2009	(4,730,944)	(280,936)

Distributions to participants per Form 5500	$403,155,814	$638,124,389

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to March 31, 2010, but not yet paid as of that date.

7.	Party-in-Interest Transactions

During the year ended March 31, 2009, transactions between the Master Trust and the Company included aggregate common stock purchases totaling $715,914,791 and aggregate investment sales totaling $3,248,647,923. These transactions are allowable party-in-interest transactions under Sections 408(3) and 408(b)8 of ERISA and the regulations promulgated thereunder.

During the year ended March 31, 2009, the Master Trust purchased and sold investments in the Employee Benefit Daily Temporary Investment Fund of Mellon Bank, N.A., the Plan Trustee. Transactions with the fund included aggregate investment purchases totaling $691,220,803 and aggregate investment sales totaling $719,272,608. These transactions are allowable party-in-interest transactions under Sections 408(3) and 408(b)8 of ERISA and the regulations promulgated thereunder.

During the years ended March 31, 2010 and 2009, the Master Trust purchased and sold investments in the Employee Benefit Daily Liquidity Stock Index Fund of Mellon Bank, N.A., the Trustee. Transactions with the fund included aggregate investment purchases totaling $216,733,437 and $779,045,769, respectively, and aggregate investment sales totaling $286,312,015 and $488,218,036, respectively. The net asset value of the fund was $624,483,978 and $467,889,330 at March 31, 2010 and 2009, respectively. These transactions are allowable party-in-interest transactions under Sections 408(3) and 408(b)8 of ERISA and the regulations promulgated thereunder.

During the years ended March 31, 2010 and 2009, the Master Trust purchased and sold investments in the Employee Benefit Daily Liquidity Market Completion Fund of Mellon Bank, N.A., the Plan trustee. Transactions with the Fund included aggregate investment purchases totaling $333,590,856 and $299,276,088, respectively, and aggregate investment sales totaling $242,246,552 and $222,497,630, respectively. The net asset value of the fund was $457,597,885 and $205,423,379 at March 31, 2010 and 2009, respectively. These transactions are allowable party-in-interest transactions under Sections 408(3) and 408(b)8 of ERISA and the regulations promulgated thereunder.

During the years ended March 31, 2010 and 2009, the Master Trust purchased and sold investments in the Employee Benefit Daily Liquidity Aggregate Bond Index Fund of Mellon Bank,

Anheuser-Busch Deferred Income Stock

Purchase and Savings Plan

Notes to Financial Statements

March 31, 2010 and 2009

N.A., the Plan trustee. Transactions with the Fund included aggregate investment purchases totaling $63,269,436 and $479,166,026, respectively, and aggregate investment sales totaling $65,369,966 and $274,154,698, respectively. The net asset value of the fund was $263,806,953 and $248,155,976 at March 31, 2010 and 2009, respectively. These transactions are allowable party-in-interest transactions under Sections 408(3) and 408(b)8 of ERISA and the regulations promulgated thereunder.

8.	Plan Merger

Effective as of the close of business on March 31, 2010, all accounts and assets of the Union Plan and Hourly Plan were merged into the Plan. The market values of the assets merged into the Plan totaled $1,361,764,236 and is included in Net Transfers In on the Statements of Changes in Net Assets Available for Benefits for the year ended March 31, 2010.

9.	New Investment Fund

Effective April 5, 2010, the Plan established the A-B InBev Company ADR Fund (the ADR Fund), a new employer securities fund. Participant investments that are directed to the Company ADR Fund are used to purchase Anheuser-Busch InBev American Depositary Receipts (“ADRs”), which represent the right to receive shares of Anheuser-Busch InBev common stock. Anheuser-Busch InBev ADRs are publicly traded in U.S. dollars on the New York Stock Exchange in the United States. Shares of Anheuser-Busch InBev common stock are publicly traded on the Euronext exchange in Brussels, Belgium.

Under the ADR Fund, the Company offered up to 30,000,000 Anheuser-Busch InBev ADRs on an S-8 registration statement filed in March 2010.

Participants may contribute up to 33% of participant contributions, Company matching contributions and rollover contributions into the ADR Fund, and may transfer up to 33% of accumulated investments into the ADR Fund.

10.	Subsequent Event

Effective July 1, 2010, all administrative expenses (record-keeping fees, Trustee fees, custody fees, audit fees, etc.) incurred and previously paid by the Company will be charged to participant accounts. Management has evaluated subsequent events through September 23, 2010, the date which the financial statements were available for issuance.

Anheuser-Busch Deferred Income Stock

Purchase and Savings Plan

Schedule of Assets (Held at End of Year)

March 31, 2010

EIN:43-1162835 Plan No.: 059	Schedule H

Attachment to Form 5500, Schedule H, Part IV, Line i

(a) (b) Identity of Issue	(c) Description of Investment	(d) Cost**	(e) Current Value
SSg A International Index Fund-Class I	CCT Fund; 22,321,023 shares		$ 224,984,773
SSg A Yield Enhanced Short Term Investment Fund-Class A	CCT Fund; 35,401,582 shares		962,609,761
SSg A U.S. Intermediate Government/ Credit Bond Index Fund-Class A	CCT Fund; 5,784,148 shares		263,933,789
Russell Fixed Income I Fund	CCT Fund; 1,109,366 shares		36,871,196
Russell Equity I Fund	CCT Fund; 1,479,155 shares		49,161,594
Russell Equity II Fund	CCT Fund; 369,789 shares		12,290,399
Russell International Fund	CCT Fund; 369,789 shares		12,290,399
Russell Fixed Income	CCT Fund; 369,789 shares		12,290,399
* EB DL Market Completion Fund of BNY Mellon	CCT Fund; 48,957,245 shares		384,404,507
* EB DL Aggregate Bond Index Fund of BNY Mellon	CCT Fund; 1,060,939 shares		343,977,833
* EB DL Stock Index Fund of BNY Mellon	CCT Fund; 8,586,441 shares		684,201,015
* Participant Loans	4.25% to 10.5%, maturing		98,001,718
	through July 2010
			$ 3,085,017,383

*	Investment represents allowable transaction with a party-in-interest.
**	Cost information has been omitted with respect to participant or beneficiary directed transactions as appropriate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ANHEUSER-BUSCH DEFERRED INCOME STOCK PURCHASE AND SAVINGS PLAN

/s/ Robert G. Zimmer ---------------------------
Robert G. Zimmer
Director, Retirement Plans

September 24, 2010

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm